

October 20, 2010

Alex Jen, CEO
Ace Consulting Management, Inc.
923 E. Valley Blvd, Suite 103B
San Gabriel, CA 91776

>   **Re: Ace Consulting Management, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed October 14, 2010**
>   **File No. 333-169424**

Dear Mr. Jen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Description of Business, page 12</u>

1.   We note your responses to comments five and six in our letter dated October 5, 2010. We continue to believe that this section should be substantially revised to clearly explain to investors in concrete terms what your specific business plans are and the specific actions you have taken to date, and intend to take in the future, to execute these plans. For each planned business, it should be clear what specific resources and relationships are in place to enable you to offered the proposed services. It should also be clear what specific experiences of your company and/or your management are relevant to your ability to provide the proposed services.

2.   We note your references to your cooperating partners on the bottom of page 12. Please provide more information about the material terms of your relationship with each of these partners and describe the nature of the obligations that each of

these partners have to you. File all material agreements with these partners as exhibits to the registration statement.

3.   In the "Our challenges" section at the top of page 14, you reference the possibility that the Chinese government could determine that your operating structure or business operations do not comply with regulations. Please explain your operating structure and how it complies with Chinese restrictions on foreign investment. Also disclose the restrictions on foreign investment in your industry. Finally, describe the Chinese regulations on consultancy services, how they impact your planned businesses, and what business licenses you have obtained to date.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 15

4.   We refer to your response to comment nine from our letter dated October 5, 2010. We note your disclosure that the stock compensation was provided to individuals who provided advisory services since inception. Since you expensed the entire amount during the six months ended June 30, 2010, please confirm if true that the stock compensation expense relates to services provided for the six months ended June 30, 2010 and not to prior periods.

5.   Please disclose the individuals who assisted you since inception and explain the services they performed in exchange for the $1,415,500 in stock compensation.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

for   Larry Spirgel
        Assistant Director

cc: Gregg E. Jaclin, Esq.
         Anslow & Jaclin, LLP
         Via facsimile: (732) 577-1188